BC FORM 45-103F4
Report of Exempt Distribution

Issuer information

1.	Name, address and telephone number of the issuer of the security distributed: Leading Brands, Inc. Suite 1800 – 1500 W. Georgia Street Vancouver BC V6G 2Z6 Tel: 604-685-5200

2.	The issuer is a reporting issuer in British Columbia.

Details of distribution

3.	The distribution date is March 1, 2004.

4.	Description of the type of security and the total number of securities distributed: 260,000 stock options granted.

5.	Please see the attached schedule. This information is not available to the public.

6.

Each jurisdiction where purchasers reside	Price per security * (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Alberta, Canada	1.47	$58,800
British Columbia, Canada	1.47	$147,000
Quebec, Canada	1.47	$29,400
United States	1.47	$147,000
Total dollar value of distribution in all jurisdictions (Canadian $)		$382,200

*	Closing price on Nasdaq on date of Board approval.

7.	Compensation paid in connection with the distribution: N/A

Certificate
On behalf of the issuer, I certify that the statements made in this report and in each schedule to this report are true.

Date:                  March 8, 2004

Leading Brands, Inc.
Name of issuer

Marilyn Kerzner, Director of Corporate Affairs
Name and position of person signing

” Marilyn Kerzner”
Signature